Exhibit 99.1

MINISO Group Launches Global Offering

GUANGZHOU, China, June 29, 2022 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO) (“MINISO,” “MINISO Group” or the “Company”), a global retailer offering a variety of design-led lifestyle products, today announced the launch of its global offering (the “Global Offering”) of 41,100,000 ordinary shares of the Company, which is comprised of a Hong Kong public offering of initially 4,110,000 ordinary shares commencing on June 30, 2022, Hong Kong time (the “Hong Kong Public Offering”), and an international offering of initially 36,990,000 ordinary shares commencing today (the “International Offering”), and dual-primary listing of its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “9896.”

As previously announced, the Company will hold an annual general meeting of shareholders on July 11, 2022, at which a proposal to amend and restate its memorandum and articles of association to, among other things, remove its weighted voting rights structure, will be voted on. The amended and restated memorandum and articles of association will take effect upon the consummation of the proposed listing on the Hong Kong Stock Exchange, at which time all of the Company’s Class A ordinary shares and Class B ordinary shares will be re-designated as ordinary shares.

The Company’s American depositary shares (the “ADSs”), each representing four ordinary shares of the Company, will continue to be listed and traded on the New York Stock Exchange (the “NYSE”). Investors in the Global Offering will only be able to purchase ordinary shares and will not be able to take delivery of ADSs. Upon listing in Hong Kong, the ordinary shares listed on the Hong Kong Stock Exchange will be fully fungible with the ADSs listed on the NYSE.

The initial number of ordinary shares under each of the Hong Kong Public Offering and the International Offering represents approximately 10% and 90% of the total number of ordinary shares initially available under the Global Offering, respectively, subject to re-allocation and over-allotment. Subject to the level of oversubscription in the Hong Kong Public Offering and pursuant to the claw back mechanism as described in the prospectus to be issued by the Company in Hong Kong dated June 30, 2022, the total number of ordinary shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 20,550,000 ordinary shares, representing approximately 50% of the ordinary shares initially available under the Global Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to require it to sell up to an additional 6,165,000 ordinary shares of the Company in the International Offering, representing approximately 15% of the total number of ordinary shares initially available under the Global Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be no more than HK$22.10 per ordinary share, or US$2.83 per ordinary share (equivalent to US$11.32 per ADS) (the “Maximum Hong Kong Offer Price”). The offer price for the International Offering tranche of the Global Offering (the “International Offer Price”) may be set higher than, or the same as, the Maximum Hong Kong Offer Price. The Company will set the International Offer Price on or about July 6, 2022, Hong Kong time, by taking into consideration, among other factors, the closing price of the ADSs on the NYSE on the last trading day on or before July 6, 2022 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Hong Kong Offer Price. The shares will be traded in board lots of 200 ordinary shares.

The Company plans to use the net proceeds from the Global Offering for its store network expansion and upgrade, supply chain improvement and product development, strengthening its technology capabilities, continuing to invest in brand promotion and incubation, capital expenditures, and working capital and general corporate purposes.

Merrill Lynch (Asia Pacific) Limited, Haitong International Capital Limited and UBS Securities Hong Kong Limited (in alphabetical order) are the joint sponsors for the proposed Global Offering. Merrill Lynch (Asia Pacific) Limited, Haitong International Securities Company Limited and UBS AG Hong Kong Branch (in alphabetical order) act as the joint global coordinators for the proposed Global Offering. Merrill Lynch (Asia Pacific) Limited, Haitong International Securities Company Limited, UBS AG Hong Kong Branch and UBS Securities LLC (in relation to International Offering only) (in alphabetical order) are the joint bookrunners for the proposed Global Offering. Merrill Lynch (Asia Pacific) Limited, Haitong International Securities Company Limited, UBS AG Hong Kong Branch, UBS Securities LLC (in relation to International Offering only) (in alphabetical order), Futu Securities International (Hong Kong) Limited and GF Securities (Hong Kong) Brokerage Limited are the joint lead managers for the proposed Global Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated June 29, 2022 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2022, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov.

The proposed Global Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Global Offering may be completed, or as to the actual size or terms of the Global Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed Global Offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the ordinary shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) will be contained in the prospectus of the Company dated June 30, 2022.

About MINISO Group

MINISO is a global retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Design, quality and affordability are at the core of every MINISO product it delivers, and the Company continually and frequently rolls out products of these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SOURCE MINISO Group Holding Limited

For further information: Raine Hu, Monlise Wang, MINISO Group Holding Limited, Email: ir@miniso.com, Phone: +86 (20) 36228788 Ext.8039

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